

Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

Electronic Mail Only

July 23, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporate Finance:

This is to certify that on July 12, 2019, The Nasdaq Stock Market (the "Exchange") received from Wanda Sports Group Company Limited (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

American depositary shares, every two American depositary shares representing the right to receive three Class A ordinary shares of Wanda Sports Group Company Limited with no par value

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

William Slattery